SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at November 23, 2006

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: November 23, 2006

* Print the name and title of the signing officer under his signature.

  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwellventures.com

ROCKWELL COMPLETED ACQUISITION AND FINANCING
FOR AFRICAN DIAMOND PROPERTIES

November 23, 2006. Vancouver, B.C. - Rockwell Ventures Inc. ("Rockwell" or the "Company") (TSXV: RVI; OTCBB: RVINF) announces that it has completed two inter-related transactions involving the acquisition (the "Acquisition") of Durnpike Investments (Pty) Limited ("Durnpike") together with a $21 million financing of which $20.5 million was received today. Durnpike holds an interest and/or rights in four alluvial diamond properties:

- Holpan/Klipdam Property in South Africa
- Wouterspan Property in South Africa
- Kwango River Project in the Democratic Republic of Congo
- Galputs Mineral Project in South Africa.

Further details of the Acquisition were provided in the Company's June 30, 2006 news release (the "June News Release"). The Company and vendors of Durnpike have executed a definitive agreement dated November 15, 2006 (the "Definitive Agreement") setting out the binding terms and conditions of the Acquisition in line with the Agreement in Principle. The Company has received the necessary regulatory approvals in Canada and South Africa and all conditions of such approval have been fulfilled.

As provided in the Definitive Agreement, the Company will also execute an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Mineral Project.

The financing involved the allotment of 42 million Units at $0.50 with each Unit consisting of one common share and one share purchase warrant exercisable over three years at $0.60 in the first year, $0.80 in the second year and $1.00 in the third year, with the third year subject to an upgrade in listing status on the TSX Venture Exchange to Tier 1. A portion of the financing was brokered by Canadian broker dealers. Insiders participated in the placement to the extent of 1.2 million Units. All securities are subject to a four month hold period in Canada expiring March 23, 2007 and a portion will be subject to additional US resale restrictions in the United States.

Rockwell will use the net proceeds from the Offering to acquire the rights and/or interests in the alluvial diamond properties in South Africa and the Democratic Republic of the Congo, to discharge interim indebtedness amounting to $9.5 million, to carry out exploration and development, and for general working capital and corporate development purposes.

President and COO John Bristow said "I am pleased that we have achieved the definitive agreement to acquire these alluvial properties. Excellent results have been reported from the Holpan/Klipdam and Wouterspan properties in South Africa over the past several months, and now Rockwell can realize the full potential of this exceptional diamond production. Completion of this agreement will also allow us to advance work on the Kwango River Project in the Democratic Republic of Congo. We also look forward to finalizing the agreement on the Galputs property shortly. These acquisitions and projects will significantly advance the Company's objective to build a mid-tier diamond mining company with currently producing assets in South Africa and these other excellent development opportunities."

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.